                         Rydex Specialized Products LLC
                         9601 Blackwell Road, Suite 500
                               Rockville, MD 20850

                                                               December 7, 2005

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4569
Washington, DC  20549-4561
Attention:  Mark S. Webb, Esq.
            Christian Windsor, Esq.
            Timothy A. Geishecker, Esq.

       Re:  Euro Currency Trust - Registration Statement on Form S-1
            Amendment No. 4 (Registration Number 333-125581)

Gentlemen:

         Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, the Chief Executive Officer of Rydex Specialized Products LLC, the
sponsor (the "Sponsor") of the Euro Currency Trust (the "Trust"), on behalf of the Trust hereby requests that the above-referenced Registration Statement be declared effective by the Securities and Exchange Commission (the "Commission")
on Thursday, December 8, 2005, at 9:00 a.m. Eastern Standard Time, or as soon as practicable thereafter.

         We hereby acknowledge that:

         o    should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the
              Commission from taking any action with respect to the filing;

         o    the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Sponsor on behalf of the Trust from its responsibility for the adequacy and accuracy of the disclosure in the filing; and

         o    the Sponsor and the Trust may not assert the declaration of effectiveness as a defense in any proceeding initiated by the
              Commission or any person under the federal securities laws of the
              United States.

Securities and Exchange Commission
December 7, 2005

         Please contact counsel for the Trust, Patrick Daugherty at (313)
234-7103 or Yvette M. VanRiper at (313) 234-7107, should you have any questions or comments regarding this request.

                                                RYDEX SPECIALIZED PRODUCTS LLC

                                                By: /s/ Carl G. Verboncoeur
                                                    Carl G. Verboncoeur
                                                    Chief Executive Officer
cc:   Mr. Timothy Meyer
      Mr. J. Stuart Thomas
      Mr. George Simon
      Mr. Patrick Daugherty
      Ms. Yvette M. VanRiper